UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⌧	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On March 30, 2021, AerCap Holdings N.V. (the “Company”) and AerCap Ireland Capital Designated Activity Company, a wholly-owned subsidiary of the Company (the “Borrower”), as borrower, entered into an unsecured revolving credit agreement, dated as of March 30, 2021 (the “Revolving Credit Agreement”), with the lenders party thereto and Citibank, N.A., as administrative agent, with an aggregate revolving commitment of $4.35 billion.  The availability of the commitments under the Revolving Credit Agreement is conditioned upon, among other things, the satisfaction of the conditions precedent to the consummation of the previously-disclosed transaction agreement, dated as of March 9, 2021, by and among General Electric Company, certain direct or indirect subsidiaries of General Electric Company, the Company and certain subsidiaries of the Company (the “GECAS Transaction Agreement” and the date of such consummation, the “Closing Date”). Proceeds of any borrowings under the Revolving Credit Agreement will be used for general corporate purposes. The obligations of the Borrower under the Revolving Credit Agreement are guaranteed by the Company and certain subsidiaries of the Company.
On March 30, 2021, the Company and the Borrower entered into (i) a Bridge Credit Agreement (the “Bridge Credit Agreement”) with the lenders party thereto and Citibank, N.A., as administrative agent, with an aggregate principal commitment of $19.0 billion and (ii) a Term Loan Credit Agreement (the “Term Loan Credit Agreement”) with the lenders party thereto and Citibank, N.A., as administrative agent, with an aggregate principal commitment of $5.0 billion, which, collectively, replaced the $24.0 billion of commitments under the previously-disclosed debt commitment letter.  To the extent other debt financing is not obtained on or prior to the Closing Date, the Company intends to use the proceeds from the Bridge Credit Agreement and the Term Loan Credit Agreement on the Closing Date to finance the cash portion of the consideration to be paid under the GECAS Transaction Agreement and to pay related fees and expenses.  The obligations of the Borrower under each of the Bridge Credit Agreement and the Term Loan Credit Agreement are guaranteed by the Company and certain subsidiaries of the Company.
The information contained in the preceding paragraphs of this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-224192, 333-234028 and 333-235323 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date:  April 2, 2021